[redacted]

09056049

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 38583

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Warren D. Nadel & Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7 Walnut Road
(No. and Street)

Glen Cove	NY	11542
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marks Paneth & Shron LLP
(Name – *if individual, state last, first, middle name*)

88 Froehlich Farm Blvd.	Woodbury	NY	11797-2921
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC Mail Processing Section
2
Washington, DC

-2A-

3/24/09

OATH OR AFFIRMATION

I, Warren D. Nadel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Warren D. Nadel & Company, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STATE OF NEW YORK SS:
COUNTY OF NASSAU
2/17/09

[signature]
Signature

PRESIDENT
Title

[signature]
Notary Public

Robert N. Tabor
Notary Public, State Of New York
No. 01TA4738380
Qualified In Nassau County
Commission Expires March 30, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INDEPENDENT AUDITORS' REPORT

To the Stockholders
Warren D. Nadel & Company
Glen Cove, New York

We have audited the accompanying statement of financial condition of Warren D. Nadel & Company (the "Company") as of December 31, 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Marks Paneth & Shron LLP

Woodbury, New York
February 26, 2009

88 FROEHLICH FARM BOULEVARD
WOODBURY, NY 11797-2921
P. 516.992.5900 F. 516.992.5800
WWW.MARKSPANETH.COM

MANHATTAN
LONG ISLAND
WESTCHESTER
CAYMAN ISLANDS

ASSOCIATED WORLD WIDE
WITH JHI

WARREN D. NADEL & COMPANY
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Cash and cash equivalents	$	170,135
Due from clearing brokers (Note 1)		205,802
Deposit with clearing broker (Note 1)		25,000
Prepaid pension costs		182,439
Loan receivable from stockholder		55,562
Secured demand note receivable, collateralized (Note 2)		85,000
Other assets		20,333
Total Assets	$	744,271

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

Accounts payable and accrued liabilities	$	289,574
Subordinated borrowings (Note 2)		85,000
Commitments and contingencies (Notes 3, 4, 5 and 6)		

Stockholders' Equity (Notes 4 and 6)

Common stock, $.01 par value - 100,000 shares authorized, 54,441 shares issued and outstanding		544
Additional paid-in capital		49,885
Retained earnings		111,367
Accumulated other comprehensive gain		207,901
Total stockholders' equity		369,697
Total liabilities and stockholders' equity	$	744,271

See accompanying summary of business and
significant accounting policies and notes to financial statements.

Business

Warren D. Nadel & Company (the Company) is a registered broker-dealer with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company is also registered as an introducing broker with the Commodity Futures Trading Commission.

The Company claims exemption from the requirements of Rule 15c3-3 under Section (k)(2)(ii) of the Rule.

Cash and Cash Equivalents

The Company considers as cash and cash equivalents highly liquid debt instruments with original maturities of three months or less and money market funds.

Income Taxes

The Company is an S corporation for both Federal and New York State ("NYS") income tax purposes and, as such, income or loss flows through to the stockholders' individual income tax returns. As a result, the Company is not liable for federal and NYS income taxes.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Developments

FASB Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes - an Interpretation of SFAS No. 109" was issued July 2006. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes." FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FASB Staff position ("FSP") FIN 48-3, issued December 30, 2008, deferred the adoption

date for certain non public enterprises to annual financial statements for fiscal years beginning after December 15, 2008.

In accordance with FSP FIN 48-3 the Company has elected to defer its application until its required effective date of January 1, 2009.

The Company's accounting policy for evaluating uncertain tax positions prior to the application of FIN 48 has been to provide income taxes based upon positions taken in the Company's tax return established for uncertain tax positions, using guidance from SFAS No. 5 "Accounting for Contingencies." Under SFAS No. 5, income taxes would be provided for uncertain tax positions to the extent that it is probable, that is, likely that the related liability will successfully be asserted by the tax authorities.

In September 2006, the Financial Accounting Standards Board, ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements" ("SFAS 157"), which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. In early 2008, the FASB approved Staff Position ("FSP") FAS-157-2, "Effective Date of FASB Statement No. 157", which delays by one year, the effective date of SFAS 157 for certain nonfinancial assets and nonfinancial liabilities for nonpublic companies. The Company has adopted the portion of SFAS 157 that has not been delayed as of January 1, 2008 and plans to adopt the balance of its provisions as of its fiscal year beginning on January 1, 2009.

On January 1, 2008, the Company adopted the methods of fair value as described in SFAS 157 to value those financial assets and liabilities that are reported or disclosed at fair value. As defined in SFAS 157, fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In order to increase consistency and comparability in fair value measurements, SFAS 157 establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three levels.

NOTE 1 - DUE FROM AND DEPOSITS WITH CLEARING BROKERS

The Company has clearing agreements with two brokerage firms to carry its accounts. The clearing brokers have custody of some of the Company's securities and, from time to time, cash balances which may be due from these brokers.

These securities and/or cash positions serve as collateral for any amounts due to the clearing brokers and as collateral for potential defaults of the Company's customers which are carried on the books and records of the clearing brokers.

The Company is subject to credit risk if the clearing brokers are unable to repay balances due or deliver securities in their custody. It is the Company's policy to review, as necessary, the credit standing of the two brokerage firms.

NOTE 2 - SUBORDINATED BORROWINGS

Borrowings under a subordinated loan from a related party were $85,000 at December 31, 2008. These borrowings are noninterest bearing and mature on January 31, 2010. The subordinated loan is covered by an agreement approved by the Financial Regulatory Authority ("FINRA") and the National Futures Association and is thus available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule and Commodity Futures Trading Commission's minimum financial requirements. To the extent that such a loan is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid. In conjunction with this borrowing, the Company was issued an $85,000 secured demand note collateralized by securities with a market value of $231,258.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company occupies premises under a lease agreement with an entity controlled by the Company's president and majority stockholder through December 31, 2018.

The future minimum lease payments required under the lease are approximately:

Year ended December 31,	
2009	$ 110,700
2010	110,700
2011	110,700
2012	110,700
Thereafter	664,200
	$1,107,000

A related entity which is registered with the SEC as an investment advisor acts as an investment manager on a discretionary basis and trades primarily in equity securities and options for a select group of customer accounts whose accounts are carried on the books of another broker-dealer on a full disclosure basis. This group of accounts are customers of the Company. The Company received commissions from the investment advisor for 2008 in the amount of $471,535, and operating expense reimbursements of $175,188.

NOTE 4 - REGULATORY NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. The Company is also subject to the Commodity Futures Trading Commission's minimum financial requirements (Regulation 1.17), which requires that the Company maintain minimum regulatory net capital, as defined, of 6-2/3% of aggregate indebtedness, as defined, or $45,000, whichever is greater. At December 31, 2008, the Company had regulatory net capital and regulatory net capital requirements of $196,281 and $45,000, respectively. The Company's net capital ratio was 1.5 to 1.

NOTE 5 - OFF-BALANCE SHEET RISK

In the normal course of business, the Company executes, as agent, transactions on behalf of customers through its clearing brokers. The Company regularly reviews all client accounts to ensure that there are sufficient funds to meet all transaction obligations. If the agency transactions do not settle because of failure to perform by the customer, the Company may be obligated to discharge the obligation of the customer, and, as a result, may incur a loss if the market value of the security fluctuates to the detriment of the Company.

The Company does not anticipate nonperformance by customers. The Company's policy is to monitor its market exposure and risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each customer with which it conducts business.

NOTE 6 - DEFINED BENEFIT PENSION PLAN

In 2005, the Company implemented a defined benefit pension plan ("Plan") covering certain employees with at least two years of service, but excluding all highly compensated employees other than owner/employees and their spouses. The Company's funding policy is to contribute annually the maximum amount that can be deducted for federal income tax purposes.

The following sets forth certain information requiring disclosure under FASB 158 as of and for the year ending December 31, 2008 are:

Benefit obligation	$	1,124,681
Fair value of plan assets		1,207,120
Funded status of the plan	$	182,439
Employer contributions paid in 2008	$	204,015
Accumulated benefit obligation	$	1,124,681
Benefits paid in 2008		None
Prepaid pension benefits	$	182,439
Accumulated other comprehensive gain – unrecognized net gain	$	207,901

Estimated benefits expected to be paid in each of the next five fiscal years:

2009	$	-
2010	$	-
2011	$	-
2012	$	-
2013	$	-

Contributions expected to be paid to the plan during the next fiscal year beginning after December 31, 2008	$	161,564
Assumed discount rate		6%
Rates of compensation increase		3%
Expected long-term rate of return on plan assets		6%
Mortality table – 1994 Group Annuity Unisex Mortality Table (94 GAR)		
Measurement date used to determine pension benefit measurements		December 31, 2008
Amounts in AOCI expected to be recognized in net periodic benefit cost over the year ending December 31, 2009:	$	27,797

Percentage of the fair value of total plan assets for each major category of plan assets:

	%
Cash	11.96
Common stocks	4.18
Municipal bonds	83.86
	100.00

Investment policy:

The Plan's investment policy is to invest primarily in securities that will preserve capital and provide an orderly and predictable rate of return over the Plan's time horizons. This strategy is designed to enable the Plan to accumulate funds that will be adequate to secure expected retirement benefits for current participants, while limiting the potential for larger year-to-year fluctuations in the amounts contributed.

Long-term rate of return-on-assets assumption:

This assumption is 6% per annum. The rate was selected since it is an appropriate estimate of the annual rate of return that has historically been achieved by a conservative funding program invested primarily in fixed income investments.

NOTE 7 - PROFIT SHARING PLAN

The Company has a profit sharing plan covering all eligible employees. Company contributions vest equally at a rate of 20% a year, starting in the second year of service.

NOTE 8 - SUBSEQUENT EVENT

On February 9, 2009, the Company made a distribution to stockholders of $10,888, or $.20 per share.

WARREN D. NADEL & COMPANY

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

WARREN D. NADEL & COMPANY
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

CONTENTS